SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                                FORM 12b-25

                                             Commission File Number 0-22622

                        NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K   [  ] Form 11-K  [  ] Form 20-F
     [  ] Form 10-Q  [  ] Form N-SAR

For Period Ended: December 31, 1998
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[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________

___________________________________________________________________________

                     Part I.   Registrant Information

Full name of registrant   Interactive Entertainment Limited
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Former name if applicable  Sky Games International Ltd.
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Address of principal executive office (Street and number)

          P.O. Box 241603
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City, State and Zip Code   Memphis, Tennessee 38124-1603
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                    Part II.   Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           Part III.   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                          See attached Exhibit A.

                       Part IV.   Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Michael Irwin       (901)               685-0200
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     (Name)           (Area code)       (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [x]  Yes  [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          See attached Exhibit B.

                     Interactive Entertainment Limited
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               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      03/31/99                           By /s/ Michael Irwin
      -----------------                         --------------------------
                                                Michael Irwin
                                                Controller
          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                 EXHIBIT A
                              to Form 12b-25

     The Registrant is unable to file its annual report on Form 10-K for the period ended December 31, 1998 without unreasonable effort or expense, on account of significant changes in the operations and management of the Registrant. On November 12, 1998, the Registrant announced that it had discontinued all operations associated with its Sky Games(TM) inflight gaming business and would dispose of assets related to the inflight gaming business. On December 22, 1998, the Registrant announced that it would seek bids for its only other line of business, its Sky Play(TM) amusement game business.

     Following these announcements, the Registrant received a series of communications from shareholders representing approximately 43% of the Registrant's shares stating a clear interest in seeing that the Registrant retain its assets and continue its operations. While the Registrant has ceased to operate the inflight gaming business, it continues to operate the Sky Play business.

     The Registrant announced on November 12, 1998 that it had terminated all of its employees. On January 25, 1999, Gordon Stevenson resigned as President and CEO of the Registrant and as member of the Board of Directors. On February 23, 1999, Laurence Geller, Phillip Gordon and Amnon Shiboleth resigned as members of the Board of Directors. On March 8, 1999, Charles Atwood and Judy Wormser resigned as members of the Board of Directors. The Registrant currently has only 3 members of its Board of Directors.

     These fundamental changes in its operations and loss of all employees and substantially all of the directors have made it difficult to determine the effect of these changes. Therefore, preparation of financial statements and descriptions of operations have been seriously delayed.

                                 EXHIBIT B
                              to Form 12b-25

     The Registrant's November 12, 1998 announcement of its decision to exit the inflight gaming business and a subsequent reversal of that decision have brought into question the appropriate valuation of certain assets; namely, goodwill of $13.2 million; an agreement with Singapore Airlines of $1.9 million; and software of $2.1 million. The Registrant and its auditors are attempting to determine the appropriate valuation of these assets.